Lightspeed Announces Third Quarter 2024 Financial Results
Total revenue of $239.7 million grew 27% year-over-year and surpassed previously-established outlook
Net loss and Adjusted EBITDA1 improved to ($40.2) million and $3.6 million, respectively
Lightspeed's Unified Payments initiative helped deliver GPV of $6.6 billion, an increase of 69% year-over-year
GPV as a percentage of GTV was 29% in the quarter
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, February 8, 2024, /CNW/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), today announced financial results for the three and nine months ended December 31, 2023. Powering the world’s best businesses, Lightspeed is the unified POS and payments platform for ambitious entrepreneurs to accelerate growth, provide the best customer experiences and become a go-to destination in their space.
With the Company in the final stretch of fiscal 2024, Lightspeed expects to meet its key objectives for the year and achieve its previously-established revenue and Adjusted EBITDA outlook. The Company's flagship products are now available in virtually all of its primary global markets with complete coverage expected in the months ahead. Lightspeed's Unified Payments initiative increased GPV2 as a percentage of GTV2 to 29%. Additionally, the Company experienced its second consecutive quarter of positive Adjusted EBITDA, placing Lightspeed in a strong position to meet its goal of Adjusted EBITDA break even or better3 performance for fiscal 2024.
"Overall I was very pleased with the quarter. We were able to grow the top line by 27% and our disciplined approach on costs helped us deliver positive Adjusted EBITDA performance," said Asha Bakshani, CFO. "As we begin to turn our attention to fiscal 2025, we will focus on growing our top line without sacrificing the progress we have made on Adjusted EBITDA profitability."
"At this stage, I believe our Unified Payments initiative can only be seen as a resounding success; customers adopted Lightspeed Payments without the heightened churn that we were expecting," said JP Chauvet, CEO of Lightspeed. "With our growing ARPU, industry leading platforms, and sound financial foundation, we are excited for the future at Lightspeed."
Third Quarter Financial Highlights
(All comparisons are relative to the three-month period ended December 31, 2022 unless otherwise stated):
•Total revenue of $239.7 million, an increase of 27% year-over-year and ahead of previously-established outlook of $232 million to $237 million.
•Transaction-based revenue of $147.8 million, an increase of 38% year-over-year.
•Subscription revenue of $80.9 million, an increase of 9% year-over-year.
•Net loss of ($40.2) million, or ($0.26) per share, as compared to a net loss of ($814.8) million, or ($5.39) per share. After adjusting the net loss by $52.1 million for certain items including share-based compensation and amortization of intangible assets, the Company delivered an Adjusted Income1 of $11.8 million, or $0.08 per share1 as compared to an Adjusted Income1 of $0.4 million, or $0.00 per share1 in the quarter ended December 31, 2022. Net loss for the quarter ended December 31, 2022 includes a non-cash goodwill impairment charge of ($748.7) million.
•Adjusted EBITDA1 of $3.6 million, ahead of previously-established outlook of $2 million, versus Adjusted EBITDA loss1 of ($5.4) million in the quarter ended December 31, 2022.
•As at December 31, 2023, Lightspeed had $749.4 million in cash and cash equivalents.

1 Non-IFRS measure or ratio. See the section entitled "Non-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio.
2 Key Performance Indicator. See the section entitled "Key Performance Indicators."
3 Financial outlook. See the section entitled "Financial Outlook Assumptions" in this press release for the assumptions, risks and uncertainties related to Lightspeed's outlook, and the section entitled "Forward Looking Statements."

Operational Highlights
•Lightspeed delivered several new product releases:
◦Instant Payouts for Lightspeed Retail was made available to U.S. merchants allowing for immediate access to funds.
◦For Lightspeed Restaurant, Lightspeed Tableside, a compact, portable, and flexible POS and payment processing device, is now available in the U.S.
◦Lightspeed Retail and NuORDER Integration is now available on the Company's flagship offering, allowing our retail customers to order directly from thousands of brands through the NuORDER by Lightspeed platform, giving our retail customers the power of an advanced technology platform that was recently only available to enterprise customers. The integration also lets retailers import purchase orders placed into Lightspeed Retail, saving hours in product creation and inventory management.
◦Lightspeed Capital expanded into France, the Netherlands and Belgium in the quarter, with Germany launching just after the quarter ended.
◦Tap to Pay on iPhone was expanded to the UK and the Netherlands.
◦For Lightspeed Retail, Advanced Insights enhancements launched globally, enabling retailers to save money by reducing inventory waste and creating efficiencies through improved inventory and sales reporting.
•ARPU2,4 increased 28% to approximately $447 from approximately $348 in the same quarter last year assisted by our focus on our unified POS and payments offering and high GTV customer adoption.
•Overall gross margin came in at 42% essentially flat to the prior quarter. Subscription gross margins grew to 76% in the quarter from 73% in the same quarter last year thanks to a dedicated effort to consolidate cloud vendor arrangements and improved overall efficiencies. Transaction-based gross margins fell to 30% from 33% last year due predominately to a reduction of referral fees as more customers adopted Lightspeed Payments. This was partially offset by increased Lightspeed Capital revenue as well as increasing GPV as a percentage of GTV in international markets where Lightspeed Payments carries a higher gross margin.
•For the quarter, Lightspeed's customers processed GTV of $23.1 billion, up 3% year-over-year.
•An increasing portion of GTV is being processed through the Company's payments solutions. GPV increased 69% to $6.6 billion from $3.9 billion in the same period last year.
•Lightspeed's customer base continued to shift towards higher GTV Customer Locations. Customer Locations with GTV exceeding $500,000/year5 increased 7% year-over-year, and the number of Customer Locations with GTV exceeding $1 million/year5 increased 7% year-over-year. The number of Customer Locations processing GTV under $200,000/year5 decreased during the same period. Customer Locations with GTV exceeding $500,000/year5 have substantially lower risk of churn and higher lifetime value for Lightspeed compared to lower GTV/year customers.
•Lightspeed Capital showed strong growth with revenue increasing 118% year-over-year.
•Notable customer wins include:
◦Several Michelin-star restaurants have selected Lightspeed Restaurant in the quarter, including:
▪The River Café, iconic UK restaurant overlooking the River Thames featuring Italian cuisine with one Michelin star;
4 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product.
5 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.

▪Hæbel, fine dining experience in Hamburg with one Michelin star as well as a Michelin Green star for gastronomy and sustainability; and
▪prism, the one Michelin star restaurant in Berlin with elevated cuisine and an award-winning wine list.
◦The Swillhouse Group, with a number of world-class venues across Sydney, has chosen Lightspeed Restaurant to power their entire operations;
◦Attica, a regular on the World's 50 Best Restaurants list, has selected Lightspeed to operate their fine dining restaurant in Melbourne;
◦Lolë Clothing, athletic apparel designer and retailer with a number of locations across North America adopted Lightspeed Retail;
◦High Country Outfitters, with multiple locations across the U.S. has chosen Lightspeed Retail to power their locally owned and operated outdoor gear and clothing stores;
◦Pinarello, the high performance bike brand signed onto Lightspeed Retail for their two UK locations;
◦Fit My Feet, a six location footwear and orthotic retailer in the U.S., joined with Lightspeed Retail; and
◦dozens of new brands were added to our Supplier Network including Tommy Bahama, Baffin, and UNTUCKit.
Financial Outlook6
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
To reflect the Company's performance to date, Lightspeed is increasing the lower end of its Fiscal 2024 revenue outlook. The Company remains cautious on near term prospects due to a still uncertain macroeconomic environment and the pace of Unified Payments adoption in international markets. In addition, the fiscal fourth quarter is historically the Company's weakest quarter for GTV performance. The success of the Company's unified payments initiative to date has Lightspeed on track to achieve its expected 30-35% GPV as a percentage of GTV by the end of fiscal 2024. Given the seasonal weakness, uncertainties surrounding the general economy and the pace of Lightspeed Payments adoption in international markets, Lightspeed's Fiscal 2024 outlook is as follows:
•Revenue of approximately $895 million - $905 million.
•Break even or better Adjusted EBITDA1 .
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, February 8, 2024. To access the telephonic version of the conference call, visit https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on February 8, 2024 until 11:59 p.m. Eastern Time on February 15, 2024, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for
6 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading "Forward-Looking Statements" and "Financial Outlook Assumptions" of this press release.

international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three and nine months ended December 31, 2023 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.
Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the full year ended March 31, 2024, we considered IFRS measures including revenues, direct cost of revenues, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures like those put in place in response to pandemics like the COVID-19 pandemic; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count remaining in line with our planned levels (particularly in higher GTV cohorts); revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at or above that of our planned levels; accelerated uptake of our payments solutions as compared to prior rates and expectations in connection with our decision to sell our POS and payments solutions as one unified platform; gross margins reflecting this trend towards more transaction-based revenue in our revenue mix; our ability to price our payments solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of our payments solutions, including as part of our initiative to sell our POS and payments solutions as one unified platform; our ability to manage default risks of our merchant cash advances in line with our expectations; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to selectively pursue strategic opportunities and derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans; our expectations regarding the costs, timing and impact of our cost reduction initiatives; our ability to manage customer churn; and our ability to manage customer discount requests. Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations; any pandemic such as the COVID-19 pandemic; the Russian invasion of Ukraine and reactions thereto; the Israel-Hamas war and reactions thereto; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout and adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; risks relating to our merchant cash advance program; our ability to continue offering merchant cash advances and scaling our merchant cash advance program in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant;

our ability to effectively incorporate artificial intelligence solutions into our business and operations; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our cost reduction initiatives; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.
About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and X (formerly Twitter)
Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Income (Loss)", "Adjusted Cash Flows Used in Operating Activities", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", and "Non-IFRS sales and marketing expenses" and certain non-IFRS ratios such as "Adjusted Income (Loss) per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", and "Non-IFRS sales and marketing expenses as a percentage of revenue". These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

"Adjusted Income (Loss)" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income tax expense (recovery) and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Income (Loss) per Share - Basic and Diluted" is defined as Adjusted Income (Loss) divided by the weighted average number of common shares (basic and diluted). We use Adjusted Income (Loss) per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes and transaction-related costs. We use this measure as we believe excluding share-

based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
See the financial tables below for a reconciliation of the non-IFRS financial measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as inflationary pressures, interest rates, instability in the banking sector and global economic uncertainty; our expectations regarding the costs, timing and impact of cost reduction initiatives; geopolitical instability, terrorism, war and other global conflicts such as the Russian invasion of Ukraine and the Israel-Hamas war; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our focus on complex, high GTV customers, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$
Revenues
Subscription	80,882	74,494	240,652	222,548
Transaction-based	147,834	107,156	406,476	299,984
Hardware and other	10,979	7,047	31,926	23,746

Total revenues	239,695	188,697	679,054	546,278

Direct cost of revenues
Subscription	19,774	19,948	59,077	61,028
Transaction-based	103,785	71,584	292,229	204,496
Hardware and other	14,659	11,159	42,198	35,754

Total cost of revenues	138,218	102,691	393,504	301,278

Gross profit	101,477	86,006	285,550	245,000

Operating expenses
General and administrative	29,934	28,429	81,202	83,800
Research and development	34,675	37,405	101,791	109,637
Sales and marketing	60,908	60,505	176,486	193,487
Depreciation of property and equipment	1,894	1,327	4,844	3,736
Depreciation of right-of-use assets	1,651	2,109	5,528	6,219
Foreign exchange loss (gain)	(979)	(968)	381	(496)
Acquisition-related compensation	—	6,290	3,105	36,046
Amortization of intangible assets	23,671	25,366	72,166	76,926
Restructuring	1,232	1,324	1,784	3,134
Goodwill impairment	—	748,712	—	748,712

Total operating expenses	152,986	910,499	447,287	1,261,201

Operating loss	(51,509)	(824,493)	(161,737)	(1,016,201)

Net interest income	10,899	8,300	32,007	15,158

Loss before income taxes	(40,610)	(816,193)	(129,730)	(1,001,043)

Income tax expense (recovery)
Current	149	38	2,119	818
Deferred	(530)	(1,429)	(425)	(6,320)

Total income tax expense (recovery)	(381)	(1,391)	1,694	(5,502)

Net loss	(40,229)	(814,802)	(131,424)	(995,541)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	5,379	9,197	1,862	(6,325)
Change in net unrealized gain (loss) on cash flow hedging instruments	897	1,407	858	(1,371)

Total other comprehensive income (loss)	6,276	10,604	2,720	(7,696)

Total comprehensive loss	(33,953)	(804,198)	(128,704)	(1,003,237)

Net loss per share – basic and diluted	(0.26)	(5.39)	(0.86)	(6.64)

Weighted average number of Common Shares – basic and diluted	154,194,745	151,187,993	153,401,512	149,952,650

Condensed Interim Consolidated Balance Sheets (expressed in thousands of US dollars, unaudited)

	As at
	December 31, 2023	March 31, 2023
Assets	$	$

Current assets
Cash and cash equivalents	749,407	800,154
Trade and other receivables	113,249	84,334
Inventories	18,594	12,839
Other current assets	44,153	37,005

Total current assets	925,403	934,332

Lease right-of-use assets, net	17,875	20,973
Property and equipment, net	19,284	19,491
Intangible assets, net	247,114	311,450
Goodwill	1,352,203	1,350,645
Other long-term assets	41,998	31,540
Deferred tax assets	710	301

Total assets	2,604,587	2,668,732

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	77,673	68,827
Lease liabilities	6,864	6,617
Income taxes payable	1,247	6,919
Deferred revenue	63,121	68,094

Total current liabilities	148,905	150,457

Deferred revenue	894	1,226
Lease liabilities	16,592	18,574
Other long-term liabilities	1,974	1,026

Total liabilities	168,365	171,283

Shareholders’ equity
Share capital	4,355,013	4,298,683
Additional paid-in capital	209,169	198,022
Accumulated other comprehensive loss	(337)	(3,057)
Accumulated deficit	(2,127,623)	(1,996,199)

Total shareholders’ equity	2,436,222	2,497,449

Total liabilities and shareholders’ equity	2,604,587	2,668,732

Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of US dollars, unaudited)

	Nine months ended December 31,
	2023	2022
Cash flows from (used in) operating activities	$	$
Net loss	(131,424)	(995,541)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	2,953	31,520
Amortization of intangible assets	72,166	76,926
Depreciation of property and equipment and lease right-of-use assets	10,372	9,955
Deferred income taxes	(425)	(6,320)
Share-based compensation expense	62,503	107,845
Unrealized foreign exchange loss	156	50
Goodwill impairment	—	748,712
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	(29,563)	(19,689)
Inventories	(5,755)	(2,603)
Other assets	(16,622)	(4,746)
Accounts payable and accrued liabilities	8,453	(10,362)
Income taxes payable	(5,672)	(91)
Deferred revenue	(5,305)	(4,039)
Other long-term liabilities	1,039	(156)
Net interest income	(32,007)	(15,158)

Total operating activities	(69,131)	(83,697)

Cash flows from (used in) investing activities
Additions to property and equipment	(4,191)	(7,211)
Additions to intangible assets	(7,720)	(2,375)
Purchase of investments	—	(1,256)
Interest income	33,757	13,706

Total investing activities	21,846	2,864

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	2,127	4,297
Share issuance costs	(106)	(193)
Repayment of long-term debt	—	(30,000)
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(5,863)	(6,405)
Financing costs	(37)	(734)

Total financing activities	(3,879)	(33,035)

Effect of foreign exchange rate changes on cash and cash equivalents	417	(1,668)

Net decrease in cash and cash equivalents during the period	(50,747)	(115,536)

Cash and cash equivalents – Beginning of period	800,154	953,654

Cash and cash equivalents – End of period	749,407	838,118

Interest paid to financial institutions	—	374
Income taxes paid	6,547	979

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2023	2022	2023	2022
	$	$	$	$

Net loss	(40,229)	(814,802)	(131,424)	(995,541)
Share-based compensation and related payroll taxes(1)	23,636	34,470	65,673	107,700
Depreciation and amortization(2)	27,216	28,802	82,538	86,881
Foreign exchange loss (gain)(3)	(979)	(968)	381	(496)
Net interest income(2)	(10,899)	(8,300)	(32,007)	(15,158)
Acquisition-related compensation(4)	—	6,290	3,105	36,046
Transaction-related costs(5)	(625)	390	442	3,511
Restructuring(6)	1,232	1,324	1,784	3,134
Goodwill impairment(7)	—	748,712	—	748,712
Litigation provisions(8)	4,672	64	4,688	1,180
Income tax expense (recovery)	(381)	(1,391)	1,694	(5,502)

Adjusted EBITDA	3,643	(5,409)	(3,126)	(29,533)

(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2023, share-based compensation expense was $21,399 and $62,503, respectively (December 2022 - expense of $34,256 and $107,845), and related payroll taxes were an expense of $2,237 and $3,170, respectively (December 2022 - expense of $214 and a recovery of $145). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended December 31, 2023, net loss includes depreciation of $1,651 related to right-of-use assets, interest expense of $315 on lease liabilities, and excludes an amount of $1,851 relating to rent expense ($2,109, $275, and $2,197, respectively, for the three months ended December 31, 2022). For the nine months ended December 31, 2023, net loss includes depreciation of $5,528 related to right-of-use assets, interest expense of $897 on lease liabilities, and excludes an amount of $5,970 relating to rent expense ($6,219, $797, and $6,390, respectively, for the nine months ended December 31, 2022).
(3)These non-cash gains and losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge.
(7)This amount represents a non-cash goodwill impairment charge for the three and nine months ended December 31, 2022 (see note 11 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2022 for additional details).
(8)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 for additional details).

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Income (Loss) and Adjusted Income (Loss) per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2023	2022	2023	2022
	$	$	$	$

Net loss	(40,229)	(814,802)	(131,424)	(995,541)
Share-based compensation and related payroll taxes(1)	23,636	34,470	65,673	107,700
Amortization of intangible assets	23,671	25,366	72,166	76,926
Acquisition-related compensation(2)	—	6,290	3,105	36,046
Transaction-related costs(3)	(625)	390	442	3,511
Restructuring(4)	1,232	1,324	1,784	3,134
Goodwill impairment(5)	—	748,712	—	748,712
Litigation provisions(6)	4,672	64	4,688	1,180
Deferred income tax recovery	(530)	(1,429)	(425)	(6,320)

Adjusted Income (Loss)	11,827	385	16,009	(24,652)

Weighted average number of Common Shares – basic and diluted(7)	154,194,745	151,187,993	153,401,512	149,952,650

Net loss per share – basic and diluted	(0.26)	(5.39)	(0.86)	(6.64)
Adjusted Income (Loss) per Share – Basic and Diluted	0.08	0.00	0.10	(0.16)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2023, share-based compensation expense was $21,399 and $62,503, respectively (December 2022 - expense of $34,256 and $107,845), and related payroll taxes were an expense of $2,237 and $3,170, respectively (December 2022 - expense of $214 and a recovery of $145). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with reorganization initiatives were recorded as a restructuring charge.
(5)This amount represents a non-cash goodwill impairment charge for the three and nine months ended December 31, 2022 (see note 11 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2022 for additional details).
(6)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 for additional details).
(7)In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive shares have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss. For the three and nine months ended December 31, 2023, because the impact of including potentially-dilutive shares in the Weighted average number of Common Shares - basic and diluted would not result in a change in the Adjusted Income per Share - Basic and Diluted, the Weighted average number of Common Shares - basic and diluted was not adjusted to include the potentially-dilutive shares.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Cash Flows Used in Operating Activities (expressed in thousands of US dollars, unaudited)

	Three months ended December 31,		Nine months ended December 31,

	2023	2022	2023	2022
	$	$	$	$

Cash flows used in operating activities	(18,195)	(26,424)	(69,131)	(83,697)
Payroll taxes related to share-based compensation(1)	(116)	618	633	885
Acquisition-related compensation(2)	625	6,043	625	6,043
Transaction-related costs(3)	197	(315)	877	4,509
Restructuring(4)	630	679	2,288	2,492
Litigation provisions(5)	13	228	93	3,097
Capitalized internal development costs(6)	(2,579)	(877)	(7,720)	(2,375)

Adjusted Cash Flows Used in Operating Activities	(19,425)	(20,048)	(72,335)	(69,046)
Cash flows used in operating activities and Adjusted Cash Flows Used in Operating Activities for the three and nine months ended December 31, 2023 include an increase in cash used for merchant cash advances of $5.9 million and $24.8 million, respectively, compared to the three and nine months ended December 31, 2022.
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflow of a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(4)Certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The amounts associated with reorganization initiatives were recorded as a restructuring charge.
(5)These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds (see note 14 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 for additional details).
(6)These amounts represent the cash outflows associated with capitalized internal development costs, most of which relate to the development of Lightspeed B2B. These amounts are included within the cash flows from (used in) investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages, unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2023	2022	2023	2022
	$	$	$	$
Gross profit	101,477	86,006	285,550	245,000
% of revenue	42.3%	45.6%	42.1%	44.8%
add: Share-based compensation and related payroll taxes(3)	1,772	1,652	5,212	6,110

Non-IFRS gross profit(1)	103,249	87,658	290,762	251,110
Non-IFRS gross profit as a percentage of revenue(2)	43.1%	46.5%	42.8%	46.0%

General and administrative expenses	29,934	28,429	81,202	83,800
% of revenue	12.5%	15.1%	12.0%	15.3%
less: Share-based compensation and related payroll taxes(3)	6,527	11,719	19,171	30,430
less: Transaction-related costs(4)	(625)	285	442	2,780
less: Litigation provisions(5)	4,672	64	4,688	1,180

Non-IFRS general and administrative expenses(1)	19,360	16,361	56,901	49,410
Non-IFRS general and administrative expenses as a percentage of revenue(2)	8.1%	8.7%	8.4%	9.0%

Research and development expenses	34,675	37,405	101,791	109,637
% of revenue	14.5%	19.8%	15.0%	20.1%
less: Share-based compensation and related payroll taxes(3)	6,993	10,144	22,332	31,013

Non-IFRS research and development expenses(1)	27,682	27,261	79,459	78,624
Non-IFRS research and development expenses as a percentage of revenue(2)	11.5%	14.4%	11.7%	14.4%

Sales and marketing expenses	60,908	60,505	176,486	193,487
% of revenue	25.4%	32.1%	26.0%	35.4%
less: Share-based compensation and related payroll taxes(3)	8,344	10,955	18,958	40,147
less: Transaction-related costs(4)	—	105	—	731

Non-IFRS sales and marketing expenses(1)	52,564	49,445	157,528	152,609
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	21.9%	26.2%	23.2%	27.9%
(1)This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three and nine months ended December 31, 2023, share-based compensation expense was $21,399 and $62,503, respectively (December 2022 - expense of $34,256 and $107,845), and related payroll taxes were an expense of $2,237 and $3,170, respectively (December 2022 - expense of $214 and a recovery of $145). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 for additional details).
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(5)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts are included in general and administrative expenses (see note 14 of the unaudited condensed interim consolidated financial statements for the three and nine months ended December 31, 2023 for additional details).